AEP Transmission Company, LLC
1 Riverside Plaza
Columbus, Ohio 43215

VIA EDGAR
April 12, 2017

Re:	AEP Transmission Company, LLC
Registration Statement on Form S-4 (File No. 333-217143)

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549
Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AEP Transmission Company, LLC (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 3 p.m., Eastern Standard Time, on April 14, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to the undersigned at 614-716-1648.

The Registrant has registered the exchange offers described in the above-referenced Registration Statement (the “Exchange Offers”) in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Registrant hereby makes the following representations to the Staff of the Commission:

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The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes (as defined in the Registration Statement) and, to the best of the Registrant’s information and belief without independent investigation, the Registrant is not aware of any person participating in the Exchange Offers with a view to distribute the Exchange Notes.

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The Registrant will disclose to each person participating in the Exchange Offers that if such person is participating in the Exchange Offers for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

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The Registrant has included in the letter of transmittal to be executed by each holder participating in the Exchange Offers an acknowledgement to be executed by each person participating in the Exchange Offers that such participant does not intend to engage in a distribution of the Exchange Notes. In addition, the Registrant has included in the letter of transmittal an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received pursuant to the Exchange Offers and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,
AEP Transmission Company, LLC

By: /s/ Thomas G. Berkemeyer
Name: Thomas G. Berkemeyer
Title: Assistant Secretary